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                                                     [Logo of Vivendi Universal]

                                                                    Exhibit 99.1


                                                            Paris, April 29,2005


Vivendi Universal closes new (Euro)2 billion syndicated facility to refinance existing (Euro)2.5 billion


Vivendi Universal (Paris Bourse: EX FP; NYSE: V) announced today the signing of a (Euro)2 billion syndicated facility, the launch of which was announced on March 11, 2005. This new facility replaces the (Euro)2.7 billion syndicated loan put in place in February 2004, later reduced to (Euro)2.5 billion in July of that same year.

With an initial tenure of 5 years, the syndication has two one-year extensions to be exercised before the second anniversary.

As a result of Vivendi Universal's rating upgrade, pricing conditions are substantially more favorable than for the previous facility. Vivendi Universal will pay a margin of 28bp over Euribor compared to 57bp on the (Euro)2.5 billion credit awarded previously.

Furthermore, covenants have been revised to take into account the company's return to investment grade status.

Vivendi Universal has mandated BNP Paribas, Citibank International plc, SG Corporate and Investment Banking and The Royal Bank of Scotland plc to arrange this new facility, in their role of Mandated Arrangers and Bookrunners.


                                       ***

Vivendi Universal is a leader in media and telecommunications with activities in television and film (Canal+ Group), music (Universal Music Group), interactive games (VU Games) and fixed and mobile telecommunications (SFR Cegetel Group and Maroc Telecom).



Important Disclaimer:
---------------------

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorite des Marches Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor does it have any obligation, to provide, update, or revise any forward-looking statements.
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Media                                       Investor Relations
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Antoine Lefort                              Daniel Scolan
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Agnes Vetillart                             Laurence Daniel
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Alain Delrieu
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